UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 1, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 1, 2019.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact.– Approval of Tariff Charts.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in compliance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores (“CNV”) (T.O. 2013), in order to report that on March 29, 2019 the National Gas Regulatory Body (“ENARGAS”) issued Resolution no. 192/2019 -published in the Official Gazette today-, whereby ENARGAS approves, effective April 1, 2019, a 26% increase in the current tariff charts for natural gas transportation public utilities carried out by TGS, which represents a 3% increase for end users.

The biannual tariff adjustment is being granted within the framework of ENARGAS Resolution no. I-4362/17 and TGS’ Integral Tariff Review process (“RTI”) in force until the year 2022, under which TGS has committed to the execution of an ambitious five-year investment plan for the amount of AR$ 6,786 million (stated in AR$ as of December 31, 2016) to be carried out in the period April 2017 – March 2022, thus applying as non-automatic adjustment mechanism the semi-annual variation of the Wholesale Price Index (“IPIM”) published by the National Statistics and Censuses Institute (“INDEC”).

Notwithstanding the above-mentioned, this time ENARGAS has analyzed the evolution of the IPIM adjustment index for the period August 2018 – February 2019 in order to establish the biannual adjustments applicable to TGS’ tariffs.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 1, 2019.